UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amended and Restated Warrant

As disclosed on the report on Form 6-K filed with the U.S. Securities and Exchange Commission on August 12, 2024, incorporated herein in its entirety by reference, HiTek Global Inc. (the “Company”) entered into a private placement of (a) 14,907,000 Class A ordinary shares, par value $0.0001 per share, and (b) warrants to purchase up to an aggregate of 14,907,000 Class A ordinary shares (the “Private Placement”) pursuant to the Securities Purchase Agreement dated July 29, 2024, by and between the Company and the purchasers named therein (the “Securities Purchase Agreement”). On September 23, 2025, the Company and the holders of the warrants amended and restated the warrant to purchase Class A ordinary shares (the “Amended Warrant”). Pursuant to the Amended Warrant, the Company shall not effect an exercise of the Amended Warrant to the extent that after giving effect to such exercise, the holder would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise. The form of the Amended Warrant is attached hereto as Exhibit 4.1. No other material changes, adjustments or modifications were made to the Amended Warrant.

The foregoing description of the warrants and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as, respectively, Exhibits 4.1 to this report on Form 6-K, and Exhibit 10.1 to the report on Form 6-K filed with the U.S. Securities and Exchange Commission on August 12, 2024, and which are incorporated herein in their entirety by reference.

Incorporation By Reference

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into: (i) the registration statement on Form F-3 (File No. 333-279459) of the Company; (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company; (iii) the registration statement on Form S-8 (File No. 333-289245) of the Company, each filed with the U.S. Securities and Exchange Commission on, respectively, May 16, 2024, August 22, 2024, and August 5, 2025 (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit
4.1	Form of Amended and Restated Class A Ordinary Shares Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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